Exhibit 99.3

Die Welt am Sonntag

March 26, 2006                        Edition 547336                         Commerce

“We will take a large leap”

Bayer chief Werner Wenning beat Merck in the battle over Schering. The manager speaks about the future of the German pharmaceutical business, job reduction, and the new takeovers

On Monday, March 13, Werner Wenning grabbed the telephone. The Chief Executive Officer of Bayer AG called his colleague Hubertus Erlen with the Berlin pharmaceutical company Schering and made a suggestion. Erlen, faced with the hostile takeover attack by Merck accepted Wenning’s offer to help. Without any hope of surviving the fight to defend alone, Erlen accepted the suggestion out of Leverkusen for Bayer to act as White Knight on Schering’s behalf. On Wednesday, March 22, 9 days after the first telephone conversation, Bayer laid its concrete offer on the table, a day later both sides are in agreement. In an interview with the Welt am Sonntag the Bayer Chief thinks about the next step. He does not preclude “The acquisition of further product areas”

Welt am Sonntag: Mr. Wenning, why didn’t you grab after Schering earlier?

Werner Wenning: Bayer has a major restructuring behind it. We have completely repositioned the company. It was also very important that we again reach an attractive profit level. The organization has again become very stable. Now the time was ripe for an important strategic step forward.

Why does Schering fit with Bayer?

Wenning: With the new reorganization of our pharma-sector we wanted to concentrate on the specialty business. We always stated that. Schering extensively conducts a specialty business and so was an excellent fit for us. Chief Executive Officer Hubertus Erlen and I were in the judgment of the strategy very quickly in agreement.

The pharmaceutical area is to be separated from the Bayer association, fused with Schering and have its future seat in Berlin. Won’t Bayer therefore have an additional business area?

Wenning: No, not at all. Bayer-Schering-Pharma  belongs to the business unit Healthcare which will remain in Leverkusen. The new company will go to Berlin because of the business logic behind it, after all Schering is larger than our pharmaceutical area.

Bayer has not had only good experiences with prescription medications. The name Lipobay stands for a large crisis at Bayer. Have you learned nothing from the past? What moves you to again enter into this dangerous area?

Wenning: We want to further develop our business. Now there is a very good possibility to do that with Schering and we must use it.

Recently Bayer was concentrating on the expansion of other branches, namely prescription free medications and in this effort also acquired other companies. Have you now changed your strategy?

Wenning: That is not right. We have always said that the focus of our expansion of the Healthcare business lies with prescription free medications and pharma-specialties. We decisively strengthened our business with prescription free medications though the take over of the Roche business. Now we strengthen our specialties. In the context of this declared strategy we have already purchased some licenses-just at the beginning of the year one from GlaxoSmithKline. We have the clear intention to strengthen both areas, pharma specialties and prescription free medications also through external growth, that means for example through licenses. Through the purchase of Schering we will make a large leap forward, to seventh place, in the ranking of providers of pharmaceutical specialties. Thereby Roche and Schering are two strategic steps on the way to the same goal.

Does the success of a takeover depend on the fact that it is friendly rather than hostile?

Wenning: A takeover has the greatest success when it fits strategically.

But when it is a good fit, would you consider a hostile takeover?

Wenning: We are not considering the purchase of another large company. We do not rule out however the acquisition of product areas. We have just now announced a transaction. I really do not want to speculate about all further possibilities.

Compared with other countries the pharma-business position in Germany has been losing for decades. Does your step now bring about a change? Is the German pharma-industry again something in the world?

Wenning: Both companies were previously also excellent competitors in international comparison. With the fusion we have a leading position in the worldwide specialty business which concentrates on physicians. The position of pharma in Germany is thereby strengthened.

The large international pharmaceutical companies like Pfizer and GlaxoSmithKline are simply much larger as Bayer-Schering-Pharma will be. Is that disruptive in the long term?

Wenning: No, we have decided on another strategy. In the business with physicians, the expenditure and proceeds are in valuable relationship. The companies you name have a different profile.

One of your growth areas is in cancer research…

Wenning: Yes. Precisely here we see excellent possibilities to expand our business. Through the fusion we get the chance to more quickly and effectively fight cancer. We have a medication for the treatment of kidney cancer currently in the program we are developing medications for skin, liver, and lung cancer. Schering already sells cancer medications for over 400 million per year. That is a good basis for further growth.

600 jobs will supposedly be eliminated through the fusion. Who will be affected by this?

Wenning: Bayer Healthcare has 35,000  jobs worldwide, Schering around 25,000. From experience with comparable fusions, one can assume around a 10 percent overlap.  Both companies are active worldwide in over 100 countries.  From bringing these organizations together alone, a potential to save exists in all countries, in which we are active.  We are in agreement with the Schering management that that selection of those to be affected must be fair and socially acceptable and that no company may be preferred.  There cannot be winners and losers. However, our synergy will not only be realized through the slimming down personnel.

Members of the executive board will also be affected. Who will be the head of the new company?

Wenning: Whether you believe it or not: We have not spoken about personnel issues a single time up until today.

Bayer and you as Chairman of the Board have had some hard times behind it. Do you find the takeover of the pharmaceutical concern Schering to be a personal triumph as well?

Wenning: No, such feelings are foreign to me.  Of course, it is better if one gets agreement instead of disapproval for one’s work. However, this way or that: I am doing my job. This I enjoy.

Manfred Fischer lead the discussion.

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